

Mail Stop 3561

December 8, 2006

Mr. Robert J. Tonachio
President
Robert James & Associates, Inc.
615 River Road
Kingston, TN 3773

> **Re:** **Robert James & Associates, Inc.**
> **Amendment No. 3 to the Offering Statement on Form 1-A**
> **Amendment filed September 8, 2006**
> **File No. 24-10142**

Dear Mr. Tonachio:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 4</u>

1.   We reissue prior comment two from our letter dated July 5, 2006. We continue to note that you plan to offer these securities in a manner similar to a private offering pursuant to Rule 506 of Regulation D, which imposes a limitation on the manner of the offering to prohibit general solicitation or advertising. An offering pursuant to Regulation A is a public offering and as a result the filing of an offering statement is deemed a general solicitation. It is unclear how an exemption for a private offering may be used in connection with a public offering. Please advise. We may have further comment.

2.   We note your response to prior comment three from our letter dated July 5, 2006
        and partially reissue that comment. Your existing disclosure indicates that your
        sales will be made through your President but that securities will be offered to
        individuals known to your contracted insurance agents. Please clarify if Mr.
        Tonachio, your President, will be solely responsible for soliciting offers to
        purchase your securities and clarify the role, if any, played by your contracted
        insurance agents. Clarify the role that these contracted insurance agents will play
        in your offering, name those agents that will participate in making these referrals,
        and state how they fall within Rule 3a4-1 of the Securities and Exchange Act of
        1934. Lastly, please clarify what regulations, if any, but including state
        regulations applicable to insurance sales, will govern these referral activities. We
        may have further comment.

Item 5. Unregistered Securities Issued or Sold within One Year

3.   Reconcile the value placed upon the December 2005 stock issuance with the
        valuation for financial statement purposes. The reference to $2,565,000 aggregate
        value is inappropriate both in this section and in the offering circular. Please note
        that this comment is subject in its entirety to our related accounting comments.

Summary Information, page 2

4.   Please disclose the number of agents that produce insurance sales during an
        average month and state the number of agents that have produced insurance sales
        during the past year.

Risk Factors, page 3

5.   Please revise the text of risk factor 2 and other relevant risk factors, to indicate
        that Mr. Tonachio may not have the same level of fiduciary duty to the company
        depending on how a decision is made (i.e., board level vote vs. shareholder level
        vote). In this regard your attention is also directed to our prior comment 21 which
        asked whether Mr. Tonachio may or will circumvent his fiduciary duties as a
        director by seeking shareholder approval for certain conflicted-transactions.

6.   We note that Mr. Tonachio can amend or waive the lock-up agreement. However,
        then you refer to Mr. Tonachio's duty to act in the best interests of the company.
        Clarify how any conflicts will be resolved and whether Mr. Tonachio intends to
        amend or waive the agreement. If Mr. Tonachio has affirmatively agreed not to
        amend or waive this agreement, provide clear disclosure.

7.   Provide clear disclosure in risk factors two, three and four, and elsewhere in the offering circular, as needed, to discuss in greater detail how these conflicts of interest will be handled by the company. State whether the company has a policy relating to conflicts of interest. We may have further comment.

8.   We reissue prior comment 14 from our letter dated July 5, 2006. We continue to note the disclosure in risk factor nine regarding management's broad discretion on the use of proceeds from this offering. We refer you again to Instruction 6 to Item 5 of Model B. You must clearly indicate those contingencies that would result in a change in the use of proceeds and must clearly indicate how the proceeds would change. Revise the offering circular accordingly.

9.   We reissue prior comment 16 from our letter dated July 5, 2006. Risk factor 11 continues to refer to the value of one share being $.459 and $.365. Please revise or advise.

Dilution, page 7

10.   It appears from the tables provided that you have presented total consideration paid inclusive of the approximate fair value of the contracts with agents. Please revise to exclude this amount from your dilution tables.

Plan of Distribution, page 10

11.   Provide the basis for the reference to sharing in the company's growth or remove.

Use of Proceeds, page 11

12.   We note your response to prior comment 27 of our letter dated July 5, 2006 regarding the reason the company believes it will not have to raise additional funds in the next 12 months. Reconcile with risk factor ten. Also, explain the impact the lack of financing will have upon the plan of operations and any planned expansion of the business. In addition, we continue to note the minimal cash balance of the company.

13.   We partially reissue prior comment 28 of our letter dated July 5, 2006. Clarify whether the proceeds of this offering may be used to make the payments associated with the redeemable preferred stock. If not, include a definitive statement that the proceeds will not be used for such purpose.

14.   We note your response to prior comment 29 of our letter dated July 5, 2006 that the company does not anticipate using any proceeds for the acquisition of any other businesses. Please add clear disclosure to this section stating affirmatively that the company will not use any of the proceeds from this offering for the

acquisition of any other business. If you cannot make such representation and the company wishes to reserve the right to use the funds in this manner, then the company should provide clear disclosure in this section and respond to our prior comment regarding the company's plans for such acquisition. Lastly, please clarify whether the company may engage in any transaction to sell its assets to Mr. Tonachio or one of his affiliates. We may have further comment. .

15.   We reissue prior comment 30 of our letter dated July 5, 2006. Please describe in more detail the principal purposes for which the net proceeds to the company are intended to be used. See Item 5 of Model B. In particular we are looking for a detailed discussion of the expenditures the company will make to expand its marketing force, the American Annuity Academy and administrative expenses.

16.   Add a separate line item to the tables to state the amount allocated to Messrs. Tonachio Sr. and Jr. individually as salaries. If there are to be any additional payments from the proceeds, direct or indirect, provide clear disclosure.

17.   We reissue prior comment 34 of our letter dated July 5, 2006. We continue to note the reference to management's discretion to alter the use of proceeds. We refer you to Instruction 6 to Item 5 of Model B, which provides that you "may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies which are clearly disclosed." Please revise the disclosure to specifically indicate those contingencies and clearly state how the use of proceeds would be different. Also, remove the reference to the company "projects the following use of proceeds" and to "management's best assumptions." Also, make it clear that management may only alter the use of proceeds as specifically set forth in this section.

18.   We note the disclosure in the use of proceeds regarding the expected lease arrangement after this offering. If the proceeds of the offering will be used to pay the lease expenses, please include in the table. Also, clarify whether the rental payment will be in addition to the other expenses associated with the property that have been paid by the company.

Description of the Business, page 12

19.   It does not appear that the company has responded entirely to our prior comment 35 of our letter dated July 5, 2006 and consequently, we reissue it. In addition, please incorporate the text of your response to this comment in the offering circular. Please explain how the company evaluates the effectiveness of the training programs it provides. In addition, please disclose whether any of the insurance contracts require the company's agents to receive and/or maintain a minimal level of proficiency. If so, discuss the measures the company undertakes to comply with these requirements and any potential implications associated with not reaching these minimal levels.

20.   We partially reissue prior comment 36 of our letter dated July 5, 2006. Please discuss in greater detail the range of rates paid by the insurance companies to the company for sales of their products, and provide the range of rates to the company after deducting any amounts owed to the agents.

21.   We note your disclosure on page 14 that, for example, your "scheduled commission may be 8% based on all the factors of the product sold and the selling insurance agent commission 3%, so that the Company will be entitled to receive a net commission of 5%." Please expand in this example – what do you mean by "net" here? Do you mean that the insurance company determines its overall pricing and then allocates that price between you and your other agents? If so, what prevents your agents from selling directly for the insurance carrier?

22.   Clarify whether the company acts as an intermediary in the payment of commissions to agents pursuant to any of the arrangements or agreements.

23.   Reconcile the statement that over the course of a year most of the 1,000 active agents produce some insurance product sales with the statement that "the company does not consider an insurance agent inactive until an agent specifically notifies the company that he is no longer continuing in the insurance business, his license is cancelled or he dies."

24.   We note your revised disclosure on page 16 in response to prior comment 39 from our letter dated July 5, 2006. However, we believe that the company ought to specifically state the gross sales volume and percentages associated with AmerUS Life Insurance as opposed to the more generic "over $30,000,000" and "over 50%" currently used. In addition, please clarify the amount of commissions the company actually receives from these sales. Lastly, include additional information relating to the interim financial period.

25.   Clarify, if true, that none of the other insurance companies accounted for 10% or more of commissions.

26. We note that the company has agreed to indemnify AmerUS for any loss or expense caused by the Company or one of its contracted insurance agents. Clarify whether this is a standard term with all of your contracts. Also, clarify whether there have been any claims for indemnification for this or any other contract. Also, explain the reference to your "contracted insurance agents." State how many agents are contracted.

27. Disclose the typical terms of the contracts with agents. If you do not have contracts with the independent agents, explain the structuring of the rights and responsibilities of the parties and how the terms of the relationship between the company and the independent agents are established.

Marketing of the Company's Business, page 20

28. We were unable to locate the text responsive to our prior comment 48 of our letter dated July 5, 2006 – please advise. In addition, please provide support for the underlying "empirical track record" referenced in your response letter or remove.

29. We reissue prior comment 51 of our letter dated July 5, 2006. Please discuss the nature and purpose of the investments from the use of proceeds in the American Annuity Academy as well as a timeline for making these investments.

30. We reissue prior comment 54 of our letter dated July 5, 2006. Please discuss the company's plans to hire new employees from the use of proceeds. State the number of employees that are expected to be hired, based upon funding levels and the types of employees to be hired.

31. We reissue prior comment 55 of our letter dated July 5, 2006. Provide the basis for the company's belief that "its initial seminars and advanced workshops at the Academy … provide it a competitive edge that makes it attractive to the insurance agent" or remove.

32. Explain the reference to "telemarketing duties" on page 21.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

33. Consider adding an executive overview section discussing the trends, events, risks and uncertainties faced by the company.

34. We have reviewed your responses to our prior comments 57 through 61 of our letter dated July 5, 2006; however, we believe that a more detailed discussion is warranted throughout this section. For example, what are the higher margin products have you been focusing on? Do these products have an increased risk

level? In addition, please explain the specific line items making up your direct costs – for example, does any of this represent management compensation? Finally, please note the related accounting comments concerning your "Gross Premium" discussion.

35.   Please explain your statement on page 24 concerning ownership "draws" during 2005 and clarify the distinction between a draw and a salary. Also, please clarify what controls are in place to prevent future draws by your owners.

Remuneration of Directors and Officers, page 27

36.   In footnote 3 on page 28 you disclose that you valued Mr. Tonachio's non-voting preferred shares at $100 per share. Please explain how the company determined this valuation in light of the: (1) the redemption value of the shares and (2) the conversion value of the shares based on your offering price. In this regard your attention is directed to prior comment 64 from our letter dated July 5, 2006.

37.   We note your disclosure that Robert Tonachio, Jr. will receive a fixed salary as opposed to commissions going forward. In all appropriate section, including the risk factors and MD&A, please discuss the risks to the company associated with paying him a fixed salary as opposed to a salary that fluctuates with his sales efforts.

38.   We were unable to locate any disclosure on page 27 responsive to comment 68 of our letter dated July 5, 2006 – although we do note your risk factor discussion on this subject. However, as we believe this information important to investors, please also respond to our prior comment in this section. For ease of reference, we reissue. Please disclose the nature of the extraordinary items included as part of the bonus calculation. Please state that Mr. Tonachio will be responsible for providing the financial figures used to determine his own bonus. Also, we note the statement that the agreement may be amended by Mr. Tonachio as the sole director of the company.

39.   Please revise your disclosure to more completely describe Mr. Tonachio's employment agreement. In particular, but without limit, a discussion of his bonus compensation plan is warranted. In addition, please clarify why the salary and bonus provisions are only effective upon the completion of a public offering. In this regard, discuss whether Mr. Tonachio has been paid for his services already – and if not, address the financial obligations to do so and their impact.

40.   Explain in greater detail the disclosure regarding indemnification of officers and directors acting in good faith, as determined by those officers and directors in their capacity as shareholders of the company. Consider adding a risk factor.

41.   We note you have disclosed the value of the 10,500,000 shares issued at $.247 per share, which appears to be inconsistent with the value presented in the financial statements. Please revise here and throughout the registration statement.

Financial Statements

General

42.   We have reviewed your response to comment 81 and it is unclear where the required SAB 74 disclosure has been provided in the notes to the financial statements; therefore the comment is being reissued. Please revise your financial statements to provide the disclosure requirements of SAB 74 relating to those recently issued standards that have <u>not</u> been adopted and that are expected to impact the company.

43.   We have reviewed your response to comment 83 and note the requested disclosure regarding the restatement has not been provided; therefore, the comment is being reissued. The recording of the value of contracts with agents and then the subsequent removal of this value in the December 31, 2004 and 2005 financial statements should be presented as a correction of an error. Revisions made to the basic financial statements in response to our comments or on a voluntary basis should be disclosed in the notes in accordance with paragraphs 36 and 37 of APB 20. Further, you should also disclose prominently on the face of the financial statements that they have been restated.

Financial Statements for the Year Ended December 31, 2005

Balance Sheet

Other Assets

44.   We have reviewed your response to comment 84; however, we do not see how your references to SFAS 141 and SFAS 142 regarding the covenant-not-to-compete are appropriate. Based on your response and the disclosures provided, this appears to be a transaction with related parties under common control. Accordingly, the non-compete agreement should be recorded at the transferors' historical cost basis determined under GAAP; in this case zero. Please revise.

Note A – Significant Accounting Policies

General

45.   We have reviewed your response to comment 88 and the disclosure on page 24
       noting the expenses related to the seminars and workshops are included in
       advertising and telemarketing. Please add a note to disclose the nature and
       components of the costs recorded in advertising and telemarketing. See also our
       comment below.

46.   We reviewed your response to comment 88; however, you have not addressed our
       comment in its entirety. Therefore, we are reissuing our comment in part. Please
       clarify and quantify the fees you receive from the participants that attend your
       seminars and workshops and disclose where the revenues are reported in your
       financial statements. In this regard, add a note to disclose your revenue
       recognition policy related to your seminars and the American Annuity Academy.

Revenue Recognition

47.   We have reviewed you response to comment 85; however it does not appear that
       your conclusion is appropriate. Although, as you have indicated, there are factors
       supporting gross reporting under EITF 99-19, the indicators supporting net
       reporting appear more prevalent. Further, it is apparent from your disclosures on
       pages 13 and 14 that your primary business is that of an agent for contracted
       insurance companies whereby you receive a commission based upon gross sales
       volume of the insurance products sold a negotiated schedule. Please revise your
       financial statements to reflect revenue (and accounts receivable) based on
       negotiated commissions earned (less any amounts to be remitted to the insurance
       agents).

48.   Considering the comment above, please revise your revenue recognition policy
       to appropriately disclose the revenue earned by the company based on the
       disclosure on page 13 and 14 including those commissions earned that are
       reduced by the amount payable to agents selling the contracts (i.e. net
       commissions).

Exhibits

49.   In order to facilitate both our review and an investors understanding of your
       filing, please separate and label your exhibits going forward. In addition, we note
       that several of your exhibits are to be filed. Please file with the next amendment.

Exhibit 4.0

50. We note your response to our prior comment 92 from our letter dated July 5, 2006. For ease of administration, we reissue that comment to remind you to re-file the exhibit. The representations specified in the subscription agreement requiring subscribers to represent that

- I have such knowledge and experience in financial and business matters that I (alone or together with a purchaser representative) am capable of evaluating the merits and risks of this investment;
- The undersigned further certifies that (i) the undersigned (or the undersigned's professional advisor(s)) has the capacity to protect the undersigned's interests in this investment; (ii) the undersigned is able to bear the economic risks of this investment;

should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

Exhibits 6.1

51. We reissue prior comment 94 of our letter dated July 5, 2006. Please file the complete agreements including all attachments, appendices, schedules, exhibits, etc.

Exhibit 15.2

52. Please file a validly executed agreement.

Exhibit 15.2

53. The staff reviewed the sample contracts you filed as exhibits. However, it appears that pages and/or schedules are missing from your submission. Please review and re-file all of the associated documents.

Closing Comments

        As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

        Sincerely,

        John Reynolds
        Assistant Director

cc: Lee W. Cassidy
       Fax: (202) 745-1920